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EXHIBIT 99.1

ELGAR HOLDINGS, INC.
9250 BROWN DEER ROAD
SAN DIEGO, CALIFORNIA 92121

March 28, 2002

BY EDGAR

The Securities and Exchange Commission
Washington, D.C. 20549

  Re:
  Assurances Letter from Arthur Andersen LLP

Ladies and Gentlemen:

        I am writing to inform you that pursuant to S.E.C. Release No. 33-8070, dated March 18, 2002, Elgar Holdings, Inc. (the "Registrant") has received from Arthur Andersen LLP, the Registrant's independent public accountants ("Andersen"), written representations concerning audit quality controls, including representations regarding the continuity of Andersen personnel working on the audit of the Registrant's books, the availability of national office consultation, and the availability of personnel at foreign affiliates of Andersen to conduct relevant portions of the audit.

Very truly yours,

/s/ Christopher W. Kelford Chief Financial Officer

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  EXHIBIT 99.1